SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------




                                    Form 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1934







                           TELCOM SEMICONDUCTOR, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           DELAWARE                        0-26312                94-3186995
--------------------------------------------------------------------------------
(State or other jurisdiction of   (Commission File Number)      (IRS Employer
incorporation or organization)                               Identification No.)




1300 Terra Bella Avenue
Mountain View, California                                        94039-7267
--------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)



Registrant's telephone number, including area code (415) 968-9252

     Set forth below is the text of the Speech and Slide Show for the TelCom Semiconductur, Inc. October 2000 Road Show.



Filed by TelCom Semiconductor, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TelCom Semiconductor, Inc.
Commission File No. 0-26312

ON OCTOBER 31, 2000, ROBERT G. GARGUS, PRESIDENT and Chief EXECUTIVE Officer OF TELCOM SEMICONDUCTOR, INC. AND MARK BROWN CHIEF FINANCIAL OFFICER UTILIZED THE FOLLOWING SCRIPT AND SLIDES IN CONNECTION WITH A DISCUSSION DURING A PRESENTATION TO AN INVESTOR CONFERENCE:

Good morning everyone and thank you for giving us this opportunity to tell you about TelCom Semiconductor. My name is Bob Gargus and I am the CEO and President. Also here with me today is Mark Brown our CFO. During the course of this presentation, I will be making projections and other forward-looking statements regarding future events or the future financial performance of the Company. Such statements involve predictions and actual events or results may differ materially. I refer you to the Company's filings with the SEC which identify important risk factors which may affect TelCom's business.

The Company [Slide 2]

TelCom Semiconductor began as a Management Buy Out of the Components Division of Teledyne Industries in late 1993. Venture financing for the buyout was provided by Morgan Stanley Ventures, US Venture Partners (USVP) and Institutional Venture Partners (IVP).

The Company completed its Initial Public Offering, in July of 1995, at a price of $8.50 per share.

At the time of our IPO, the Company's product offering primarily consisted of legacy products from the Teledyne division. Since that time, our product expansion has been driven by our strategy to become a high performance analog and mixed signal company.

We have created a broad product portfolio in both Power and Thermal Management circuits that address today's rapidly growing markets, more importantly, we have been successful in the marketplace.

Currently, about 85% of our sales come from Power and Thermal Management products. Customers in the Wireless, Computing and Network markets drive approximately 70% of our sales.

Last year, we began a substantial upgrade of the legacy product portfolio. The new products' consist of high performance Data Converters and Linear Building Blocks. These will enhance our position in the wireless and computing markets and provide us a new foundation in the Instrumentation and Industrial Control applications.

At the time of our separation from Teledyne, sales were primarily made through a network of small, independent distributors worldwide. A direct sales force was almost nonexistent and there were essentially no OEM customers.

Today, TelCom has a very capable worldwide sales force and sales to OEM customers represent over half our total revenue. Our OEM customer base consists of companies that are household names in almost any language.

Forbes Best 200 Small Cap Stocks [Slide 3]
I just wanted to show that the October 2000 Forbes Magazine picked the top 200 small cap stocks. They rated TelCom number 49. In fact we were rated number eight on return on equity. We are very proud of this and I believe it reflects the hard work of our employees and significant progress that the Company has made over the last 18-24 months.

TelCom:  Right Markets = High Growth [Slide 4]

         We believe that the end markets we address and the success of our products in those markets will allow us to out perform the analog business generally. In the short term we are recovering from declining revenues from Motorola which will hold down our growth rates a bit in the Communications sector. In Computing we should follow or exceed industry growth patterns and we will significantly out pace the industry in the Industrial sector.

As you can see, the analog market is expected to grow about 30% during the second half of 2000 and approximately 20% in 2001. Based on a consensus of current estimates, TelCom is expected to grow 29% in the second half and 22% next year. I might add that we grew by over 40% in the first six months of 2000 and that I am comfortable with these projections.

These   results  are   achievable   because  of  the  expansion  in  demand  for
semiconductors generally, the success of our new products and the contribution to sales of our relation with On Semiconductor, which I will talk about later.

TelCom:  Product Portfolio [Slide 5]

This slide is very busy but it serves two purposes. The first is to point out the significant progress we have achieved since going public in 1995. When we went public basically all we had were the boxes shown in the Data Acquisition family.

Secondly, and more importantly it points out the three product families and the depth of products under each family.

Our product offering now provides a significant market basket of Power Management products that are used in a variety of applications such as cell phones and laptop computers.

Thermal Management circuits protects expensive system elements in such products as file servers and other computer peripherals. This product line has the highest percentage growth in our product portfolio.

Our Data Converter and Linear products are used in many types of hand held instruments. For example, our newest Linear Circuits are beginning to find their way into various battery-operated products. In these applications, there is a requirement for precision, low voltage CMOS linear circuits. This group of products is targeted for a wide variety of end markets including Wireless communication products.

With that lets look quickly at some examples of applications and customers that use these products.

TelCom New Product Strategy [Slide 6]

         The timely introduction of successful new products is the lifeblood of any successful analog company. In 1999, we introduced, a record, 72 new products. Sixty of them were developed internally, which doubled the previous years' output. Twelve were the result of our relationship with ON Semiconductor. For the year 2000 we expect to release around 70 new products with 15 - 20 coming from On Semiconductor.

The new products scheduled for the second half of 2000 and the year 2001 are particularly exciting and they follow three themes. First they are aimed at expanding or adding new products into the existing product families. Second many of them are aimed at the Networking market space. Third, they move TelCom significantly down the path to producing and marketing higher value add silicon. Effectively we have spent the last five years developing our capabilities and IP in the form of reusable building blocks. We can now take these blocks and begin to integrate them into higher level designs. These designs should have higher margins, higher ASPs and higher proprietary content.

I would also add that a significant part of our strategy here is to add remote design centers such as Mead Electronics in Switzerland. This is a design center that TelCom acquired during the third quarter and it will add approximately 10 designers to our development team. Lets look at some of the future products that TelCom is working on:

Exciting New Products [Slide 7]

Battery charges is a new arena for TelCom but it is a logical extension since we do so much of our business with battery powered applications. The first TelCom battery charger (one of several planned for this family) was introduced just last week.

We sell a lot of LDOs and reset and many of our customers have asked us to integrate these devices together. We will have various combinations if dual and quad LDOs along with resets in the near future.

Late in Q4 or earlier in Q1 you will see us introduce our first audio amps. Again a logical extension given our position in hand held devices that often need to amplify audio signals.

Recently there has been a lot of talk about super power management chips. These are chips that take many of the power management circuits and integrate them unto one piece of silicon. Texas Instruments for example has announced that they are working on such a chip. TelCom expects to introduce its own version of these in the middle of next year. These circuits will combine LDOs, resets, the battery charger, charge pumps etc. all into one piece of silicon. To the best of my knowledge TelCom is the only company with less than a billion in market cap that is capable of doing these designs.

And last but not least we hope to introduce various interface products such as hot swap controllers, serial transceivers, and even LVD products.

I might also add that all of these product categories have market potentials to significantly accelerate TelCom's growth in the year 2001 and beyond.

TelCom's Three Pillar Strategy [Slide 8]

TelCom's growth strategy can be summarized into three major pillars.

The first  pillar is "Our Core  Business".  The  emphasis,  here,  is to develop
innovative   products  in  the  market  areas  we  have  selected  for  success.
Financially our model is to grow this portion of our business by at least 25% annually and to achieve at least 20% operating margins.

The second pillar is Partners and Strategic Relationships. Here we have done things like make a strategic investment in one of our foundries - CSMC - where we own a little less than 4% of the company. Another example is our Buy / Resell program with ON Semiconductor. This relationship is designed to support the Core Business strategy by allowing each company to have access to complementary products and markets that might not be available with existing product lines.

For example, ONN Semi is focused on high power analog while TelCom is focused on low power analog. In addition ONN services markets like the white goods appliance and auto markets that TelCom is too small to play in. By selling to ON TelCom gets indirect access to markets it would otherwise take years to cultivate. In addition TelCom gets access to products that complement our existing product lines.

The relationship enhances our growth and profitability in the core business and it should contribute approximately $7 million to year 2000 revenues.

Additionally, the companies are currently discussing an expansion of the agreement to include joint product development and manufacturing collaboration. The manufacturing collaboration is particularly important as TelCom moves to higher levels of integration on its products. With this higher level of integration will come higher ASP and the parts will take on more and more proprietary content. Many customers will feel more comfortable buying from TelCom if there is also a second source where they can buy these mission critical products. We are in discussions with ON about creating "friendly second source arrangements".

The third pillar is to continue to expand our company through mergers and acquisitions. Here we have acquired a little less than 20% of a memory IP company called Silicon Aquarius. This company has some exciting potential but it will not significantly impact operating result until the year 2002. Another example would be our recent acquisition of MEAD - which is a design center located in Switzerland. This adds significantly to our design capabilities going into 2001.

The  combination  of these  three  pillars'  combined  with  good  old-fashioned
execution  should  result  in  growth  well  above  industry   averages,   solid
profitability, and excellent returns for our shareholders.

TelCom and Microchip Merger [Slide 9]


Last Friday TelCom and Microchip announced a merger to be based on a stock for stock swap. The deal has a collar where Telcom shareholders get $15 worth of MCHP stock when the MCHP stock trades between $28.30 and $32.61. Above $32.61 we get an exchange ratio of .46 and below the $28.30 we get an exchange ratio of
 .53.

This deal was not done to achieve any particular premium. It was done for strategic reasons and for what we feel are the best long term interest of the shareholders and employees.

Let me start with a quick recap of Microchip and branch into why this is a good strategic merger.

Microchip Overview [Slide 10]

Microchip has the number two market position in microcontrollers and has captured market share every year since 1990 when they were number 20. They are growing sales around 48% this year, 46% last quarter and 46% projected for this quarter. Even during the recessionary years of 96-98 they were able to grow 23% while the semi's were down approximately 40%. They are forecasting 32% growth for fiscal 2002. The EPS numbers as you can see are equally impressive with 66% projected growth this year and 30% next year. All these numbers exclude TelCom's contribution or any synergies that may occur.

Microchip is a top tier company and we are pleased with the opportunity to join with them.

The Universe of Embedded Control Systems [Slide 11]

This slide shows all the analog circuits that surrounds the microcontroller. No one analog company can supply all the permutations and combinations of these circuits. But the keys here are that 50% of a MCHP field applications engineer's time is spent helping the customer design in analog products to work with the microcontroller. Today these are often Maxim and Linear tech because MCHP does not care. Once the merger is complete they will stress TelCom and the attach rate to the microcontroller will increase significantly. Furthermore they have 350 FAE's which is more than TLCM has total employees. Lets now look at how the combination of TelCom and Microchip fit this block diagram.

Embedded Control Signal Chain [Slide 12]

This slide show with shaded boxes all the areas that Microchip has strength, those that TelCom has strength in, and those that together we have strength is. You can clearly see that the strategy of using the dominate position in microcontrollers and leveraging this to capture a high portion of the analog input / output has great potential. I will also remind you that for every dollar of microprocessor sold there is $1.50 of analog surrounding it. So how much synergy could this create?

Design in Revenue Opportunity [Slide 13]

You can see from this slide that today Microchip has a design opportunity list of approximately $100M. of this they are looking to realize about $30 million in analog revenues for next year. The attach rate is about $.05. Combines we believe we can drive the opportunity list up to $900 million within 18 months and have attach rates of $.45. The combination of TelCom and Microchip allows each of us to accelerate revenues beyond what would be accomplishable on a stand alone basis. It really is a one plus one equals three equation.

Revenue Breakdown by Markets [Slide 14]

This slide shows the revenue  breakdown  by markets for the two  companies.  You
will  notice  that  there  is  very  little   overlap  and  the  two  are  quite
complementary. Again this adds to the strategy and synergy.

Why Microchip? [Slide 15]

Basically six reasons. First Microchip is a top tier company. They have a great design in positions with their microcontrollers that offer significant upside leverage.

Second, it is an excellent fit with high synergy and little overlap.

Third, they have foundry capacity that will help TelCom in the future.

Fourth, the size and breadth of Microchip's world wide sales and support organization will give TelCom a critical mass previously not achieved.

Fifth, the ubiquitous nature of the microcontrollers allows Microchip to grow nicely even in recessionary years. This greatly adds to the overall stability of the company, its workforce and its shareholders.

And sixth, this transaction serves the best long term interest of the shareholders and employees. Bottom line is the merger maximizes top line growth while adding stability.

Why NOW? [Slide 16]

TelCom has been approached in the past and has evaluated prior offers along with potential candidates. I can honestly say that of all possible candidates we would rank Microchip number one. They are absolutely the best fit.

The timing was just chance although I will add that the recent market conditions did not help expedite getting this deal done.

Before I turn this over to Mark to quickly go through the financials I will add that this deal was strategic. It is and was not about premiums. It is about the long term interests of the shareholders and our employees.

Turn Presentation over to Mark Brown [Slide 17]

TelCom's Qtrly Revenue [Slide 18]

Thank you Bob for that introduction. Lets start with revenue. This slide shows quarterly revenue from Q498 to Q400. The fourth quarter of 2000 is a consensus of analyst estimates. You can see the pattern of nice steady growth quarter to quarter from Q199 thru the Q200 time frame. You will also notice that the Q3 revenue drops from $20M to $19M before returning to $20M in the fourth quarter. You will also note that we grew 40% in the first half of 2000 and even with the Q3 drop we will still grow approximately 27% year over year.

The real question becomes what caused the revenue to drop in Q3. Lets look at this:

Q3 Revenue Explanation [Slide 19]


As you can see on this chart we experienced a drop in Motorola revenue associated with product transitions and excess inventory. As a result we dropped our revenue forecast associated with Motorola from $6.4M to around $2.8 m for Q3 and we are projecting it to be around $2.4M for Q4. This is around a $3.6M drop from the Q2 highs.

We have received and evaluated our position with new phones within Motorola. We are projecting that Motorola will be about 13% of total revenues during 2001 which is about the same as Q3 and Q400. The total available market within Motorola for our products - existing and planned - is several times the $12M forecasted for 2001. At this time we are comfortable with the $13M and will state that that the number could be in excess of $20M.

The Korean government ended subsidies that were being used by several cell phone manufacturers and as a result we saw Q3 revenues decline about $1M. During September we began to see orders for the Korean handsets start to strengthen.

Partially offsetting the Motorola and Korean handset issues was the growth of $3 million from revenues to ON Semiconductor. The net is that we just could not make up a $4.6 million drop in one quarter but we have managed to offset all but $1.8 million. Again I want to point out that despite the drop we still grew 29% year over year.

TelCom's Yearly Revenue [Slide 20]

This slide shows the yearly revenues. Again, despite the weakness in Motorola we expect to achieve almost $74M this year and grow to $90 Million dollars next year. These are growth rates of 29% and 22% respectively. Both are above average for analog growth according to SIA projected growth rates.

Lets look at the P&L now:

TelCom Financial - P&L  [Slide 21]

We have already covered the top line and what I want to do with this slide is focus on Net Income and EPS. Looking first at the last three quarters you see that net income has improved from $2.9M to $4.6 and $4.1 million respectively. The EPS has improved from $.17 to $.23 and then down to $,20 last quarter. This is more than a 40% increase in EPS while outstanding fully diluted shares increased from 16.2 million shares in Q499 to about 20.2 million shares in Q3. Another way to say this is that EPS increased over 40% despite having over 25% more shares outstanding. The increase in shares is primarily the result of our secondary offering in March. I might add that the street is expecting us to be flat to slightly up in revenues and profits for the fourth quarter. Our fourth quarter pattern tracks the slowdown in handsets and inventory corrections that are happening in the market.

If you look at the full year numbers on the right you see that the street is expecting us to do Almost $16M in net income this year and almost $21 million next year. The corresponding EPS numbers are $.80 this year and $1.00 for next year.

So revenues, net income and EPS look pretty good what about profitability metrics?

Lets look at those on this chart:

TelCom's Profitability -% of Revenue [Slide 22]

The closure of our Fab during 1998 combined with the contraction of the business resulted in our gross margins declining. We actually reached a low point of around 31% in the third and fourth quarter of 1998. Since then our gross margins have steadily risen to finally cross the 50% threshold in Q2. We actually achieved 52.4% for the just completed Q3 and have given guidance that we think gross margins will improve approx. 50 basis points in Q4. Again we are comfortable with this expectation.

Looking at Pretax profit we see a low of 2.6% in Q498 and steady improvement up to 31.3% last quarter.

Net income improved from 1.9% in Q498 to 22.5% during Q300. Again it should range from 21-23 percent of revenue for the next couple of quarters.

Bottom line here is that our profitability is very respectable. Lets look now at the balance sheet:

Balance Sheet [Slide 23]

TelCom's balance sheet at the end of Q300 showed $150 million in total assets of which $113.6 million was in cash and $23.4 million was in accounts receivable and inventory. Our DSO was 65 and our inventory turns were 3.4X.

If you look at the liabilities section you see we have no debt other than normal trade payables. Also, given our profitability we throw off about $4 to $5 million in cash each quarter.

A very solid balance sheet no matter how you look at it.

Strong Fundamentals [Slide 24]

I want to recap some of the strong fundamentals that you have seen so far.

No debt

$113.6 million in cash and growing 4-5M a quarter

Low capital expenditures - approx. $3 - 4M a year

Revenue Growth of 20% in 2H 00 and 22% for 2001

Gross margins over 52% and sustainable

Pretax profit approximately 31% and sustainable

Net Income around 22% and sustainable

Overall pretty solid performance.

TelCom Summary  [Slide 25]

In summary we have solid fundamentals and a strong and growing customer base. Our management team is very experienced. We have improving profitability trends, exciting new product introductions planned and the merger with Microchip offers considerable upside for our shareholders and employees. We truly believe we are poised for continued success.

Thank you

******************************************************************************
SLIDES:

Analog & Mixed Signal Solutions

[TelCom logo]


TelCom Semiconductor, Inc.

October 2000
-----------------------------------------------------------------------
The Company

Formation:                 1993 MBO of Teledyne Components Division

Public:                    1995 IPO at $8.50 Per Share

Markets:                   Wireless Communication
                           Computing
                           Networking
                           Industrial

Products:                  Power Management Thermal Management
                           Data Converters and
                           Linear products

-----------------------------------------------------------------------
Forbes 200 Best Small Companies

[graphical display of Forbes 200 Best Small Companies report published October 30, 2000]

-----------------------------------------------------------------------
TelCom: Right Markets = High Growth

                                            Yearly Growth Rates
                                            Market*              TelCom***

         Analog Markets                     2H 00        2001 2H 00       2001
         --------------                     -----        ---- -----    -------
         Communications                     ~ 40%         35% ~ 20%        20%
         Computing                          ~ 20%         17% ~ 20%        22%
         Industrial/Auto/Other
           and Consumer**                   ~ 20%         14% ~53%         25%

         Total Analog                       ~ 30%         20% ~29%         22%

* Source: IC Insights
** Includes "ON Semi Contribution"
*** Based on Street Estimates

-----------------------------------------------------------------------
Product Portfolio

    Thermal                         Linear/Mixed              Power
    Management                      Signal                    Mangement

    Temperature                     Linear
    Sensors                         Circuits                  Linear Regulators

    Voltage Output                  Chopper Stabilized        Switching
                                    Op Amps                   Regulators

    Logic Output                    Linear Building           Charge Pump
                                    Blocks                    DC-to-DC
                                                              Converters

    Serial                          Data                      CPU/System
                                    Acquisition               Supervisors

    Brushless                       System                    Power MOSFET
    DC Fan                          A/D Converters            Drivers
    Controllers

                                    Display                   Voltage Detectors
                                    A/D Converters

                                    V/F and F/V
                                    Converters

-----------------------------------------------------------------------

TelCom New Product Strategy

1999 - 2000

         New Target Markets in Networking & Industrial
         Expand Product Breadth in Power & Thermal Mgmt
         Expand Linear and Mixed Signal Product Offering
         Integrated Functionality Using Core IP Cells
         Expand Design Capabilities Via Acquisition (i.e. MEAD)

Bottom Line:

         Have Completed IP Building Blocks

         Moving Into Higher Value Silicon Via Higher Levels of Integration

-----------------------------------------------------------------------
Exciting New Products thru 2001

Battery Chargers

Integrated Power Management Devices (i.e. LDOs and Resets)
Audio Amplifiers
Power Management ASSP
Interface Products
Hot Swap Controllers
Serial Transceivers

Low Voltage Differential Signaling (LVDs)
-----------------------------------------------------------------------
TelCom Three Pillar Strategy

TelCom Growth & Profitability

       Partners, &                        Core                  Mergers &
       Strategic                          Business              Acquisitions
       Relations


       $10M Plus/Yr                       25% Growth            Broaden Customer
       20% Op. Margin                     20% Op. Margin        & Product Base

--------------------------------------------------------------------------------

[graphical display of desert scene with certain high-tech structures present]

TelCom Semiconductor joins hands with Microchip Technology

-----------------------------------------------------------------------
Microchip: Quick Overview

#2 Marketshare in 8-bit Microcontrollers

Improved from #20 in 1990 and has increased market share each year

Sales Growth
48% FY01 (ending March 31, 2001)
46% Gross Margin Sept Qtr. Actual,
46% Dec. Qtr
During `96 - `98 Semi. Recession Grew 23%, while industry was down 40%

                     FY 99            FY 00             Proj.             Proj.
                                                        FY01              FY02

Revenue Growth       $406M            $496M             $733M             $965M
As a %               23%              23%               48%               32%

EPS Growth           0.59             0.83              1.38              $1.79
As a %               9%               41%               66%               30%

-----------------------------------------------------------------------
The Universe of Embedded Control System

[diagram of Embedded Control System with MCU]
-----------------------------------------------------------------------
The Embedded Control Signal Chain
"The Combined Footprint"

[diagram of Embedded Control Signal Chain with Microcontrollers. The diagram highlights the areas of Microchip Technology strength and TelCom Semiconductor strength]

-----------------------------------------------------------------------
Design-in Revenue Opportunity

                                            Available "Attached" Opportunity
                                            --------------------------------

                                     $ Analog per
                                         $100         Total available     # of
                                    Microcontroller    Opportunity $    Products

Microchip Today -                      $0.05                $100M         30
Alone

Microchip                              $0.45                $900M        280
& TelCom (18 mo.)

                                    Top Line Synergy --- 1 + 1 = 3

-----------------------------------------------------------------------
Revenue Breakdown by Market

                                               Microchip                  TelCom
Consumer                                          36%                       2%
Automotive                                        19%                       0%
Industrial                                        15%                      28%
Communications                                    15%                      52%
Computing                                         15%                      13%
-----------------------------------------------------------------------
Why Microchip?

Top Tier Company With Key Design Positions That Can Be Leveraged Excellent Fit - High Synergy & Little Overlap Assured Foundry Capacity Improved Critical Mass in Market Place Recession Resilience Serves Best Long Term Interests of Shareholders & Employees

Merger Maximizes Top Line Growth and Stability

----------------------------------------------------------------------
Why Now?

TelCom Has Been Approached in the Past & Has Evaluated Prior Offers along with Potential Candidates.
Microchip is Absolute Best Fit.
Timing: Current Market Conditions Did Not Help Expedite Deal.

Deal Is Strategic - It Is Not About Premiums

----------------------------------------------------------------------
Analog & Mixed Signal Solutions

Financials [graphic of TelCom logo]
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TelCom's Quarterly Revenues

[graph showing TelCom Quarterly Revenues Q4 '98 to Q4 '00 (including estimates)]
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Q3 Revenue Explanation

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


Motorola Revenue                                              -$3.6M
product transitions & excess inventory)
Korean Handsets                                               -$1.0M
ON Semi Sales                                                 +$3.0M
Channel Mix                                                   -$0.2M
                                                              ------
 Q3 Sequential Growth                                         -$1.8M

Still 22% Growth Year over Year

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Annual Revenues 1996 - 2001

[graph showing TelCom annual revenues 1996-2001 (including estimates)

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


TelCom Financials - P & L

   $M                     Q499       Q100      Q200      Q300       1999     2000       2001
Revenue                   15.8       17.2      20.0      18.2       57.3     74.1       90.0

Gross Margin               7.4        8.5      10.3       9.5       25.7     38.2       41.9
   % Rev                  46.8%      49.3%     51.4%     52.4%      44.8%    51.8%      53.5%

Oper. Expenses             4.3        5.1       6.0       5.6       16.8     22.7       27.2
   % Rev                  27.1%      29.5%     29.7%     30.9%      29.4%    30.6%      30.2%

Pretax Profit              3.3        3.8       5.9       5.7        9.3     21.2       28.6
   % Rev                  21.0%      22.0%     29.7%     31.3%      16.2%    28.6%      31.7%

Net Income                 2.6        2.9       4.6       4.1        7.1     15.8       20.6
   % Rev                  16.2%      17.0%     22.9%     22.5%      22.5%    21.3%      22.9%

EPS (Operational Only) $0.16   $0.17   $0.23   $0.20  $0.45   $0.81   $1.00

         Year 2000 and 2001 are Street Estimates
         ---------------------------------------


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TelCom's Profitability - % of Revenue

[graph showing gross margin, pretax profit and net income as a % of revenue, Q4 '98 to Q4 '00 (including estimates)]

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                                       15

Balance Sheet
$ Millions                              1998               1999          Q3 2000
--------------------------------------------------------------------------------
Cash                                    14.1               18.4           113.6
A/R & Inventory                         13.3               14.2            23.4
PP&E                                    10.4                6.8             6.0
Investments                              1.5                5.3             4.7
Other                                    1.9                1.2             2.1
                                        ----------------------------------------
   TOTAL ASSETS                         41.2               45.9           149.8

Current Liabilities                     11.8                7.3            17.4
Debt                                     3.5                0.0             0.0
Equity                                  25.9               38.6            32.4
                                        ----------------------------------------
  TOTAL LIAB. &
   EQUITY                               41.2               45.9           149.8

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Strong Fundamentals

No Debt

$113.6 Million in Cash (Q3 00)
Low Capital Expenditures ($3-4M per year)
Growth of 20% 2H00 over Prior Year
Gross Margins Greater Than 52%
Pretax Profit Approx. 31% of Revenue
Net Income Approx. 22% of Revenue
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TelCom Summary

Solid Fundamentals: Markets & Performance
Strong Customer Base & High Growth Markets
Exciting New Product Introductions
Microchip Merger Offers Considerable Upside For Shareholders and Employees

TelCom Poised For Success!

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These  communications  include certain  "forward-looking  statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary
materially  from  the  expectations   contained  herein.   The   forward-looking
statements  in this  documents  include  statements  about future  financial and
operating  results  and  the  proposed  TelCom   Semiconductor,   Inc./Microchip
Technology Incorporated transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger
between   stockholders  to  approve  the  merger;   the  risk  that  the  TelCom

Semiconductor, Inc. and Microchip Technology Incorporated business will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting TelCom Semiconductor, Inc.'s and Microchip Technology Incorporated's business generally. More detailed information about those factors is set forth in TelCom Semiconductor, Inc.'s and Microchip Technology Incorporated's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. TelCom Semiconductor, Inc. and Microchip Technology Incorporated are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


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